Summarized Minutes of the Meeting of the Fiscal Council DATE AND TIME: On November 3, 2026, at 2:00 p.m. CHAIR: Eduardo Hiroyuki Miyaki. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTION UNANIMOUSLY MADE: Following examination of the Company’s financial statements for the period from January to September 2026, the Councilors resolved to draw up the following opinion: “After examining the Company’s financial statements for the period from January to September 2026 and taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents fairly reflect the capital structure, the financial position and the activities conducted by the Company in the period.” CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), November 3, 2026. (undersigned) Eduardo Hiroyuki Miyaki – Chairman of the Fiscal Council; Cláudio José Coutinho Arromatte and Marcelo Maia Tavares de Araújo – Councilors. Gustavo Lopes Rodrigues Investor Relations Officer